

August 13, 2013

Via E-mail
David Haig
President
Soellingen Advisory Group, Inc.
777 South Flagler Drive, Suite 800
West Palm Beach, FL 33401

Re: Soellingen Advisory Group, Inc.
Amendment No. 1 to Form S-1
Filed August 1, 2013
File No. 333-189007

Dear Mr. Haig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated June 25, 2013. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Item 6. Dilution, page 13

2.   We note your response to comment 10. Please further revise to disclose: (a) the net tangible book value per share before and after the distribution; (b) the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and (c) the amount of the immediate dilution

from the public offering price which will be absorbed by such purchasers, or tell us why you believe this not to be applicable. Refer to Item 506 of Regulation S-K. Also, please describe in greater detail the "services" provided by David Haig and Ray Skaff.

3.   We note your statement on page 13 that the sale of common stock by selling shareholders will not cause dilution to your existing shareholders. Given your disclosure that David Haig and Ray Skaff received shares at a discount, please remove this statement or explain. Please refer to Item 506 of Regulation S-K.

Item 7. Selling Security Holder, page 15

4.   We note your response to comment 11, as well as your revised disclosure in footnote 1, which indicates that several of the selling shareholders are spouses. We also note that you have not revised the number of shares beneficially owned by each individual. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). Please revise the table to reflect the number of securities that are beneficially owned by each selling shareholder or advise if the table already reflects beneficial ownership.

Management's Discussion and Analysis of Financial Condition, page 21

5.   We note your response to comment 14, as well as your related revised disclosure. We note that this contract appears to relate entirely to the preparation of this registration statement. Please tell us whether there is any relationship between your attorney Clifford J. Hunt and New Opportunity Business Solutions.

Plan of Operation, page 23

6.   We note your added disclosure regarding your four current clients under contract who provide fees in excess of $15,000. Please file these contracts, as they appear to be material contracts pursuant to Item 601 of Regulation S-K, or tell us why this is not appropriate.

7.   We note your disclosure on page 25 that David Haig's experience includes serving in a number of interim executive positions for client companies. Please revise your disclosure in this section to clarify whether Soellingen Advisory Group's business plan includes having Mr. Haig serve in interim executive positions for client companies. If so, please also add any applicable risk factor disclosure.

Results of Operations for the period ending June 30, 2013, page 24

8.   We note your disclosure on page 24 that your revenues increased as a result of executing three service agreements and receiving business referral fees. Please disclose the amount of the "increase" and clarify the prior period to which you are comparing. In addition,

please expand your disclosure to describe these agreements and fees in greater detail including, but not limited to, the agreement/fee amounts and the nature of the agreements and referral fees.

Operating Expenses, page 24

9.   Please describe the "professional fees" in greater detail, including the purpose and the recipient of the fees.

Table 4.1 Summary Compensation Table – Officers

10.   We note your revised disclosure in response to comment 19. Please further expand your disclosure to clarify how you determined the value of services provided to be $1,925 and $25.

Financial Statements

Balance Sheet, page F-3

11.   We note your response to prior comment 22 and your disclosures on page 22 of your filing as well as within the notes to your financial statements. Please address the following related to your relationship with New Opportunity Business Solutions, Inc.:

- Please provide the note and the consulting agreement in an amended filing which are currently indicated as attached exhibits.
- Please provide a more detailed description of the nature of the consulting services which New Opportunity Business Solutions ("NOBS") is required to provide under their agreement, an indication of the degree to which these services have already been provided by NOBS, and why NOBS has decided to continue to perform these services without cash payment in light of the fact that they are a non-related party.
- To the extent the services provided by NOBS relate solely to the preparation of your registration statement, explain to us how you determined it would be appropriate to amortize the related prepaid asset over a 12 month term.
- Further, please tell us why a non-related party would agree to debt terms whereby there is no maturity date or repayment terms and whereby you would be able to reduce the debt by making client referrals to NOBS.
- Finally, tell us what considerations you have made in determining to gross up the balance sheet for the prepaid asset and the note payable including your consideration of whether or not this transaction is a barter or nonmonetary transaction.

Signatures

12.   We note that David Haig does not sign the registration statement in the capacity of a director. Please revise so that the registration statement is signed by the majority of the board of directors or advise. Please refer to Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David Haig
Soellingen Advisory Group, Inc.
August 13, 2013
Page 5

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Clifford J. Hunt, Esquire
       Via E-mail